David Boles T: +44 20 7556 4446 dboles@cooley.com	VIA EDGAR

April 21, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, DC 20549

Attn:	Ada D. Sarmento
Laura Crotty
Tracey McKoy
Lynn Dicker

Re:	Valneva SE
Amendment No. 1 to Registration Statement on Form F-1
Filed April 21, 2021
File No. 333-255155

Ladies:

On behalf of our client, Valneva SE (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 20, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Registration Statement and is publicly filing Amendment No. 1 to its Registration Statement (the “Amendment”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amendment and a copy marked to show all changes from the Registration Statement publicly filed on April 9, 2021.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to page numbers of the Amendment.

Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.

We note your disclosure that you believe that your flexible approach to the clinical and manufacturing development of VLA2001 will facilitate your ability to meet the needs of future customers, including playing a key role in providing supply for any potential booster programs. Please balance your disclosure in this section with the risk identified on page 17 that you may need to redevelop your manufacturing process to produce a booster dose, which could result in additional time and expense and divert your manufacturing resources away from production of other products.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 17 of the Amendment to clarify that the risk related to redeveloping our manufacturing process relates to the potential adaptation of VLA2001 to address new variants, rather than the potential to produce a booster dose.

Our Portfolio and Pipeline, page 2

2.

Please remove references to “positive” data from your Phase 1/2 clinical trial of VLA2001 here and on pages 21, 124, 125, 127, 147 and 148 as this may create an inference that your vaccine is more likely to be found safe and effective, which is a determination solely in the authority of regulatory agencies such as the FDA.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 21, 124, 125, 127, 147 and 148 of the Amendment.

Principal Shareholders, page 206

3.

We note your revisions in response to prior comment 12 from our letter dated February 5, 2021. With respect to the shares held by Groupe Grimaud La Corbière SAS, please revise to identify the natural person or persons who have voting and investment control over such shares. Please also revise to disclose how voting and investment control of the shares held by Bpifrance Participations SA is managed by Caisse des Dépôts and EPIC Bpifrance and identify any natural persons at such entities who have voting and investment control over such shares.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on pages 207 and 208 of the Amendment.

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Please direct any questions or comments concerning the Amendment or this response letter to either the undersigned at +44 20 7556 4446 or Katie Kazem at (703) 456-8043.

Yours very truly

/s/ David Boles
David Boles

cc:	Thomas Lingelbach, Valneva SE
Katie A. Kazem, Cooley LLP
Robert E. Puopolo, Goodwin Procter LLP
Edwin O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP